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Li He

Davis Polk & Wardwell LLP 2201 China World Office 2 1 Jian Guo Men Wai Avenue Chaoyang District Beijing 100004	86 10 8567 5005 tel 86 10 8567 5105 fax li.he@davispolk.com

October 30, 2013

Re:	Qunar Cayman Islands Limited

Registration Statement on Form F-1

Pre-effective Amendment No. 3 to Registration Statement on Form F-1

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3010

Washington, D.C. 20549

Attention:	Ms. Mara L. Ransom
Mr. Robert Babula
Mr. Andrew Mew
Mr. Dietrich King
Ms. Jacqueline Kaufman

Dear Ms. Ransom, Mr. Babula, Mr. Mew, Mr. King and Ms. Kaufman:

On behalf of our client, Qunar Cayman Islands Limited, a company organized under the laws of the Cayman Islands (the “Company”), we are filing Pre-effective Amendment No. 5 to the Company’s Registration Statement on Form F-1 (“Amendment No. 5”) and the related exhibit to the Securities and Exchange Commission (the “Commission”). Amendment No. 5 has been marked to show changes made to Pre-effective Amendment No. 4 to the Registration Statement on Form F-1 filed with the Commission on October 29, 2013 (“Amendment No. 4”).

On behalf of the Company, we wish to thank you and other members of the staff of the Commission (the “Staff”) for your prompt response to the Company’s request for comments.

The Company has responded to all of the Staff’s comments contained in the Staff’s letter dated October 29, 2013 (the “October 29 Comment Letter”) by revising Amendment No. 4 to address the comments or providing supplemental information as requested to address the comments.

The Company respectfully advises the Staff that it has commenced its roadshow on October 21, 2013 and expects, subject to market conditions and the resolution of the Staff’s comments, the pricing to occur on October 31, 2013. The Company expects to file an acceleration request with the Commission on October 30, 2013 or as soon as practicable to request that the Commission declares its registration effective on October 31, 2013. The Company would greatly appreciate the Staff working with the Company to achieve this timetable.

Securities and Exchange Commission	2	October 30, 2013

Set forth below are the Company’s responses to the comments contained in the October 29 Comment Letter. The Staff’s comments are repeated below, followed by the Company’s response to each comment as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in Amendment No. 5 where the language addressing a particular comment appears.

Pre-effective Amendment No. 3 to Registration Statement on Form F-1

Prospectus Summary, page 1

Our Challenges, page 3

1.	Please include the uncertainties relating to your Business Cooperation Framework Agreement with Baidu. In addition, in an appropriate section or sections of the prospectus, please expand on these uncertainties, such as, for example, how tracking will be managed for purposes of determining revenue allocation between you and Baidu.

In response to the Staff’s comment, the Company has included the requested disclosure on pages 3, 27 and 28.

2.	Please include the warrants issuable in connection with your Business Cooperation Framework Agreement with Baidu. In doing so, please specifically address here, as well as in an appropriate section or sections of the prospectus, the settlement provisions of the warrants and the associated liability therewith. Please also disclose that the warrants have a zero exercise price and that they can be settled in cash, at Baidu’s election, and please quantify the cash settlement amount using the midpoint of the IPO price range and making such reasonable assumptions as are necessary.

In response to the Staff’s comment, the Company has included the requested disclosure on pages 3, 15 and 16.

Risk Factors, page 14

3.	Please add a new risk factor dedicated specifically to the risks associated with the warrants issuable in connection with your Business Cooperation Framework Agreement with Baidu.

In response to the Staff’s comment, the Company has included the requested disclosure on page 16.

Risks Related to Our Business

We have operated at a loss . . . , page 14

4.

Please revise your disclosure to address the settlement provisions of the warrants and the associated liability therewith. Please also disclose that the warrants have a zero exercise price and that they can be settled in cash, at Baidu’s election, and please quantify the cash

Securities and Exchange Commission	3	October 30, 2013

settlement amount using the midpoint of the IPO price range and making such reasonable assumptions as are necessary. Finally, please discuss the potential impact of such settlement on your liquidity and cash flows.

In response to the Staff’s comment, the Company has included the requested disclosure on page 15.

Baidu will be able to control the outcome of a large number of shareholder actions in our company, page 24

5.	Please revise your disclosure to clarify that the warrants have a zero exercise price.

In response to the Staff’s comment, the Company has included the requested disclosure on page 27.

We may have conflicts of interest with Baidu . . . , page 25

6.	Please expand your disclosure to address the dispute resolution mechanisms in Section 15 (Termination) of your Business Cooperation Framework Agreement with Baidu. In doing so, please specifically address the role and composition of the Review Committee, including, but not limited to, Baidu’s right to select two of the three members of the committee. In addition, please discuss the consequences to you of a termination for cause under the agreement, quantifying such consequences using the midpoint of the IPO price range and making such reasonable assumptions as are necessary.

In response to the Staff’s comment, the Company has included the requested disclosure on pages 27 and 28.

History and Corporate Structure, page 66

Cooperation with Baidu on New Travel Platform, page 68

7.	Please describe in greater detail your exclusive right to operate the travel-related functions of the Cooperation Platform. Please define what is meant by “travel-related functions of the Cooperation Platform” with respect to Baidu’s website. Also, please describe what your right to operate these functions means in terms of your business, including the extent of your control over content on Baidu’s website, any expected effect on your website and traffic thereto, and expected effects on revenue. Please clarify to what extent Baidu’s website may compete with your website. Please address the uncertainties under the agreement and matters that have still to be determined in order to implement the agreement, such as, for example, how tracking will be managed for purposes of determining revenue allocation between you and Baidu.

In response to the Staff’s comment, the Company has included the requested disclosure on page 70.

Securities and Exchange Commission	4	October 30, 2013

The Company respectfully advises the Staff that pursuant to the non-compete agreement between Baidu and the Company as provided in Section 3 of the Business Cooperation Agreement dated July 20, 2011, which was filed as Exhibit 10.10 to the Registration Statement, and Section 12 of the Business Cooperation Framework Agreement (i.e., the Zhixin Agreement) dated October 1, 2013, which was filed as Exhibit 10.12 to the Registration Statement, Baidu’s website may not compete with the Company’s website, subject to the agreed upon carve-outs. The Company further respectfully advises the Staff that with respect to the Zhixin platform, which is a designated area in a prominent position on the web search result page on Baidu.com with enhanced functions such as interactive fields that allows users to conduct additional searches or make purchases, the Company will have exclusive right to operate the content and to direct user traffic therefrom to the Company’s website. As such, the Company does not believe the Zhixin platform will compete with the Company’s own website.

The Company further respectfully advises the Staff that given the uncertainties in connection with the operation and performance of the Cooperation Platform, the Company is not in a position to provide the expected effects on revenue from the Cooperation Platform.

Traffic Guarantee, page 68

8.	Please discuss the consequences of any failure to meet the guaranteed minimums.

In response to the Staff’s comment, the Company has included the requested disclosure on page 71.

Share Warrants, page 68

9.	Please revise your disclosure to address in greater detail the cash settlement provisions of the warrants and the associated liability therewith. Please quantify the cash settlement amount using the midpoint of the IPO price range and making such reasonable assumptions as are necessary.

In response to the Staff’s comment, the Company has included the requested disclosure on page 71.

Termination, page 69

10.	Please expand your disclosure to address the dispute resolution mechanisms in Section 15 (Termination) of your Business Cooperation Framework Agreement with Baidu. In doing so, please specifically address the role and composition of the Review Committee, including, but not limited to, Baidu’s right to select two of the three members of the committee. In addition, please discuss the consequences to you of a termination for cause under the agreement, quantifying such consequences using the midpoint of the IPO price range and making such reasonable assumptions as are necessary.

In response to the Staff’s comment, the Company has included the requested disclosure on page 71.

Management’s Discussion and Analysis of Financial Condition . . . , page 79

Liquidity and Capital Resources, page 103

11.

Please revise your disclosure to address the warrants issuable under your Business Cooperation Framework Agreement with Baidu. In doing so, please disclose that the warrants have a zero exercise price and that they can be settled in cash, at Baidu’s election,

Securities and Exchange Commission	5	October 30, 2013

and please quantify the cash settlement amount using the midpoint of the IPO price range and making such reasonable assumptions as are necessary. Finally, please discuss the potential impact of such settlement on your liquidity and cash flows.

In response to the Staff’s comment, the Company has included the requested disclosure on page 109.

20. Events (unaudited) subsequent to the date of the report of the independent registered public accounting firm, page F-45

12.	We have read your response to comment 3 in our letter dated October 25, 2013. Please note we are evaluating your proposed accounting with respect to the Cooperation Agreement and the Baidu warrants. In this regard, please revise your disclosure on page 94 where you discuss the accounting treatment for the warrants to be issued to Baidu to indicate that the accounting analysis is preliminary and subject to change.

The Company respectfully advises the Staff that it has revised the disclosure on page 97 to indicate that the accounting analysis is preliminary and subject to change.

*         *         *          *

Securities and Exchange Commission	6	October 30, 2013

If you have any questions regarding this submission, please contact me at +86-10-8567-5005 (li.he@davispolk.com) or my colleague, Liang Tao at +852-2533-3361(liang.tao@davispolk.com), or Raymond Wong of Ernst & Young Hua Ming LLP at +86-10-5815-2823 (raymond.wong@cn.ey.com).

Thank you for your time and attention.

Yours sincerely,

/s/ Li He

Li He

cc:	Mr. Chenchao (CC) Zhuang, Chief Executive Officer

Mr. Sam Hanhui Sun, Chief Financial Officer

Qunar Cayman Islands Limited

Mr. Raymond Wong, Partner

Ernst & Young Hua Ming LLP

Leiming Chen, Esq., Partner

Simpson Thacher & Bartlett LLP